UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.15)*

Yardville National Bancorp (Name of Issuer)
Common Stock (Title of Class of Securities)
98502114 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 8, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on July 29, 2004, Amendment No.1 was filed on February 15, 2005,
 Amendment No.2 was filed on May 4, 2005, Amendment No.3 was filed on May 11, 2005, Amendment No.4 was filed on
 June 17, 2005, Amendment No. 5 was filed on August 16, 2005, Amendment No. 6 was filed on November 10, 2005,
 Amendment No. 7 was filed on November 30, 2005, Amendment No. 8 was filed on February 24, 2006, Amendment No. 9 was filed on March 10, 2006, Amendment No. 10 was filed on June 5, 2006, Amendment No. 11 was filed on June 23, 2006,
 Amendment No. 12 was filed on January 29, 2007, Amendment No. 13 was filed on February 2, 2007, and Amendment No.
 14 was filed on February 6, 2007 on behalf of Seidman and Associates, L.L.C. (“SAL”), Seidman Investment Partnership,
 L.P. (“SIP”),  Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C. (“Broad Park”), Federal
 Holdings, L.L.C. (“Federal”),  Lawrence Seidman (“Seidman”), Patrick Robinson (“Robinson”), Harold Schechter
 (“Schechter”) and Dennis Pollack (“Pollack”) collectively, the (“Reporting Persons”) with respect to the Reporting
  Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Yardville National Bancorp (YANB), a  New
 Jersey corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”.  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On February 8, 2007, Honorable Judge McVeigh issued a final decision in the litigation prosecuted by Seidman & Associates, LLC against Yardville National Bancorp and its Directors (Docket No. PAS-C-41-06). Such decision confirmed the finding that the Directors had breached their fiduciary duty; and, as a result, certain attorneys’ fees were assessed against the individual Directors.  In addition, Yardville National Bancorp was ordered to reimburse Mr. Seidman for the cost of the 2006 Proxy Contest.  For copies of the written decision and final judgment dated February 8, 2007, please contact Mr. Seidman at (973) 952-0405.

Item 5. Interest in Securities of the Issuer.
(a)(b)(c)  As of the close of business on February 8, 2007, the Reporting Persons owned beneficially an aggregate of 993,435 shares of Common Stock which constituted approximately 8.75% of the 11,350,000 shares of Common Stock outstanding as of December 31, 2006 as disclosed in the Issuer's earnings press release dated January 30, 2007.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 26, 2004

/s/ Harold Schechter

/s/ Patrick A. Robinson